Exhibit 99.1

Regulated Information Inside Information

Celyad announces management change

December 1st 2023, Mont-Saint-Guibert, Belgium—Celyad Oncology (Euronext: CYAD), a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells announces that its CEO and managing director Georges Rawadi has decided to step down, effective as of Friday December 1, 2023.

Georges has taken this decision for personal reasons. Michel Lussier will take over the CEO responsibilities ad interim. Michel is co-founder and member of the board of Directors of Celyad Oncology.

Hilde Windels, Chair of Celyad Oncology, commented: “We thank Georges for his efforts and dedication to make this pivotal year a success, following Celyad’s change in strategy since last year. We wish him every success in the future.”

The company’s primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments.

Michel Lussier, interim CEO, commented: “We are grateful for the work that Georges has done and I look forward to working closer with the team again in this interim period. I am confident about the company’s future: the science is great, we have cash in the bank and we have been very successful in our efforts to address the limitations of CAR-T. Hence, we are ready to engage in value adding partnering discussions.”

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated costs, cost savings and timing. The words “will,” “expect,” “believe,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the

Regulated Information Inside Information

Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; risks related to the Company’s ability to execute on its plans regarding its clinical programs; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Investor and Media Contact:

David Georges

VP of Finance and Administration

Celyad Oncology

investors@celyad.com

Source: Celyad Oncology SA